John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

September 26, 2016

VIA EDGAR

Christina DiAngelo Fettig, CPA

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Great Elm Capital Corp.

Registration Statement on Form N-14

(File Nos. 814-01211 and 333-212817)

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Great Elm Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 23, 2016 with respect to the Company’s Registration Statement on Form N-14 (File No. 333-212817), filed with the Commission on August 1, 2016 (the “Registration Statement”) to register the shares of the Company’s common stock to be issued in connection with the merger of Full Circle Capital Corporation (“Full Circle”) with and into the Company (the “Merger”), and the prospectus of the Company and the proxy statement of Full Circle included therein (the “Proxy Statement/Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.              Comment:  We note response 1.b included in the Company’s response letter, dated September 22, 2016 (the “Prior Response Letter”).  Please revise the Company’s response to specifically address the recent Moody’s downgrade of Avanti.  In addition, please include disclosure in the Q&A section of the Proxy Statement/Prospectus regarding the Avanti downgrade, noting the percentage that such investment represents in the Company’s expected portfolio subsequent to completion of the Merger.

Response:  The Company has revised the disclosure set forth on page vi in the Q&A section and on page 100 in the “GECC — Initial GECC Portfolio” section of the Proxy Statement/Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that the Moody’s downgrade followed Avanti’s announcement of a potential liquidity shortfall, which the Company believes was subsequently addressed through, among other things, the one-time “payment-in-kind” of the interest payment scheduled for October 1, 2016.  As a result, as noted in its Prior Response Letter, the Company does not believe that there has been a material degradation in Avanti’s creditworthiness.  Notably, Avanti’s bonds are currently bid at or above the market prices of such bonds immediately prior to Avanti’s initial announcement of a potential liquidity shortfall that triggered the Moody’s downgrade, and there still remain multiple parties bidding for the bonds at or above the pre-announcement prices, notwithstanding such downgrade.

2.              Comment:  We note response 1.c included in the Prior Response Letter.  The AICPA Audit Risk Alert from 2013-2014 addresses disclosure comparing the performance of acquired assets compared to those assets not acquired.  Please revise the disclosure set forth in the Proxy Statement/Prospectus to provide such a comparison, or advise the Staff on a supplemental basis why such a comparison would not be applicable.

Response:  The Company has revised the disclosure set forth on page 100 of the Proxy Statement/Prospectus in response to the Staff’s comment.

3.              Comment:  We note the updated valuations that have been included for the portfolio assets that the Mast Funds intend to contribute to the Company.  Please update the presentation of such information so that the order such portfolio assets are presented matches the portfolio companies table preceding such disclosure.  In addition, please include a “total” line item for such disclosure.

Response:  The Company has revised the above-referenced disclosure beginning on page 99 of the Proxy Statement/Prospectus in response to the Staff’s comment.

4.              Comment:  We note response 6 included in the Prior Response Letter.  Please also affirmatively state that the Company is comfortable that no material adjustments need to be made to the fair values as of March 31, 2016 of the portfolio assets of Full Circle set forth in the Pro Forma Schedule of Investments.

Response:  The Company confirms to the Staff that it is comfortable that no material adjustments need to be made to the fair values as of March 31, 2016 of the portfolio assets of Full Circle set forth in the Pro Forma Schedule of Investments.

5.              Comment:  Please include, in bold, a statement in the “Summary” or “Q&A” section of the Proxy Statement/Prospectus highlighting the fact that the respective net asset values of Full Circle and the Company used to determine the exchange ratio for the Merger will likely change by the time the Merger is consummated.

Response:  The Company has revised the disclosure set forth on page iv of the Proxy Statement/Prospectus in response to the Staff’s comment..

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:                                Peter Reed, Chief Executive Officer / Great Elm Capital Corp.